Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

September 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Geoffrey Kruczek, Esq., Special Counsel
Thomas Jones, Esq., Legal Staff Attorney
Kevin Kuhar, Accounting Branch Chief
Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation
Draft Registration Statement on Form S-1
Submitted September 12, 2019
CIK No. 0001451809

Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated September 23, 2019 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on September 12, 2019 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. Four copies of the Amended DRS marked to show all changes from the Draft Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

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U.S. Securities and Exchange Commission

September 27, 2019

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 Filed September 12, 2019

Revenue, page 66

1.

Please revise to explain the reasons underlying the lower sales volume from customers in Asia. Please also revise to describe in more detail the “downturn” referenced on page 2019 and its impact on your operations.

In response to the Staff’s comment, disclosure has been added to clarify the reasons for the lower sales volume from customers in Asia. Disclosure has also been added to provide additional detail regarding the downturn in the semiconductor industry referenced on page 29 and to clarify that while the downturn has not directly impacted the Registrant’s business to date, any prolonged or significant downturn in the semiconductor industry could adversely affect the Registrant’s business and reduce demand for its products. Disclosure has also been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance” to describe the impact of downturns and cyclicality more generally in the semiconductor industry on the Registrant’s business.

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Please contact the undersigned at (650) 233-4564 with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

www.pillsburylaw.com

U.S. Securities and Exchange Commission

September 27, 2019

cc:	Rajesh Vashist

Alan F. Denenberg, Esq.

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